

November 18, 2010

VIA US MAIL AND FAX (847) 585-2064
Michael J. Graham
Executive Vice President and Chief Financial Officer
Career Education Corporation
2895 Greenspoint Parkway, Suite 600
Hoffman Estates, Illinois 60169

> **Re: Career Education Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 25, 2010**
> **Form 10-Q for the Quarter Ended September 30, 2010**
> **Filed November 2, 2010**
> **File No. 0-23245**

Dear Mr. Graham:

We have reviewed your response letter dated October 25, 2010 and your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009
Revenue Recognition, page 60

1. We note your response to comments four and nine from our letter dated October 8, 2010 and have additional comments. You state that you recognize as revenue both uncollected and collected funds which you are entitled to retain following the withdrawal of a student. You also stated that you considered several factors when estimating the allowance for doubtful accounts. In this regard, please provide the following information:

- Tell us what your collection experience has been with respect to accounts receivable from out-of-school students, including historical default rates on account balances following a student's withdrawal calculated as a percent of amounts owed instead of consolidated tuition fees and revenues.

- Tell us what rate you used to estimate collections from:
    i. out-of-school students because of withdrawal
    ii. out-of-school students who completed their programs
    iii. in school students

- For each period presented, tell us the portion of the increase in revenues attributable to amounts earned immediately following a student's withdrawal and separately, amounts earned from tuition under the extended payment program and others.

2. We note that you estimate a refund liability to a student following his withdrawal based on the "three-year weighted average of the percentage of refunds to total tuition revenue by the current year tuition revenue." Tell us why you are unable to determine the actual refund due to a student based on his particular circumstance, how soon thereafter do you reconcile your estimate with the actual refund liability, and what your timing is for the refund payments to both Title IV and the student.

d) Concentration of Credit Risk, page 84

3. We note your response to comment five from our letter dated October 8, 2010. Please clarify the manner in which the non-regulatory ratio is calculated and why it provides meaningful information to your investors. In this regard, we note your disclosure that "certain tuition receipts included in the totals were excluded from the 90-10 ratio calculations;" however, you did not describe the nature of such receipts, whether such receipts included/ excluded unapplied Title IV funds from the numerator or denominator or both, and how inclusion of certain tuition receipts would yield a ratio that is computed on a "comparable US GAAP basis."

Forms 10-Q for the Quarters Ended June 30, 2010 and September 30, 2010
Unaudited Consolidated Balance Sheets, page 3

4. We note your response to comment eight from our letter dated October 8, 2010 and your proposed disclosure. It remains unclear to us why you did not incorporate the statements per your response in your proposed disclosure, particularly that "student receivables are both expressed net of their respective allowances for doubtful accounts *and deferred tuition revenue*." If it is true that "student receivables, net of allowance for doubtful accounts *and* deferred tuition revenue represent the summation of each student's individual status as of the end of the reporting period," then please state these in your proposed disclosure. Clarify your presentation basis for

student receivables (i.e., on a net basis, net of <u>both</u> the allowance and unearned tuition revenue) and for deferred tuition revenue which represents the summation of each student's prepaid status. Also consider that your proposed definition of student receivables is predicated on "services that have been provided to a student" which may not be applicable in the event that the student withdraws before the services have been substantially provided.

5. Refer to your Form 10-Q for the quarter ended June 30, 2010. If the increase in student receivables since the 2009 year-end was attributable to increased participation in the extended payment plans, tell us why it impacted current instead of non-current student receivables.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operation, page 26</u>

6. We note your response to comment 7 in our letter dated August 31, 2010 and your disclosure on page 28 of this filing with regard to extended payment plans. Please expand your discussion to explain whether you anticipate continued increases in your allowance for doubtful accounts as well as your bad debt expenses.

<u>Changes in the sources and amounts of student financial aid, restrictions on student debt repayment options, or a significant increase in financing costs for our students, could reduce our enrollments, and have a material adverse effect on our student population, revenue and financial results, page 52</u>

7. We further note your response to comment 6 in our letter dated August 31, 2010. In accordance with your response, please expand your disclosure to discuss repayment risk associated with your extended financing obligations. This expanded disclosure should include historical rates of default related to such programs.

*   *   *   *

Please file all correspondence over EDGAR. You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Attorney-Advisor, at (202) 551-3458, or Robert Bartelmes, Senior Financial Analyst at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director